Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company

Sears Canada Inc.
290 Yonge Street, Suite 700
Toronto, Ontario
M5B 2C3

2.	Date of Material Change

June 14, 2013

3.	News Release

A news release was issued by Sears Canada Inc. on June 14, 2013 through the facilities of Canada Newswire and filed on the System for Electronic Document Analysis and Retrieval (www.sedar.com) and on the U.S. Securities Exchange Commission website (www.sec.gov).

4.	Summary of Material Change

On June 14, 2013, Sears Canada Inc. (the “Company”) announced that it will enter into a series of transactions related to the Company's stores located at the Yorkdale Shopping Centre in Toronto and the Square One Shopping Centre in Mississauga. The transactions give the co-owners of the shopping centres the right to require the Company to vacate the stores by March 31, 2014 and provide for a total consideration of $191 million to be paid to the Company on closing of the transactions. In addition to the agreement on the two stores, the Company has also agreed to sell an option relating to a third store located at Scarborough Town Centre to the co-owners for financial consideration of $1 million. The co-owners have five years to exercise the option on this property at a fixed total cost of $53 million.

5.	Full Description of Material Change

See the news release attached.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

The executive officer of Sears Canada Inc. who is knowledgeable about this material change is:

Klaudio Leshnjani
Executive Vice-President, Financial and Home Services, Human Resources, General Counsel and Corporate Communications
Telephone: (416) 941-4413

DATED at Toronto, Ontario, this 18th day of June, 2013.

For Immediate Release

Contact for Media:    Vincent Power
Sears Canada, Corporate Communications
        416-941-4422
vpower@sears.ca

Sears Canada Announces Transactions on Two Stores with
Landlord for $191 million

TORONTO - June 14, 2013 - Sears Canada Inc. (TSX: SCC) announced today that it will enter into a series of transactions related to two stores within shopping centres co-owned by Oxford Properties Group (“Oxford”) and Alberta Investment Management Corporation (“AIMCo”) (collectively, the “Co-Owners”). The transactions give the Co-Owners the right to require Sears to vacate the stores by March 31, 2014 and provide for a total consideration of $191 million to be paid to Sears on closing of the transactions which is expected to be on June 24, 2013. The agreement is definitive and only subject to customary closing conditions.

The two Sears store locations are at Yorkdale Shopping Centre in Toronto and at Square One Shopping Centre in Mississauga.

In addition to the agreement on the two stores, Sears has also agreed to sell an option relating to a third store located at Scarborough Town Centre to the Co-Owners for financial consideration of $1 million, also to be paid by June 24, 2013. The Co-Owners have five years to exercise the option on this property at a fixed total cost of $53 million.

Sears Canada will be offering all associates working in these stores continued employment with Sears in locations within the Greater Toronto area.

"The possible release of select assets is an initiative we have previously proposed as a way to create total value for the Company," said Calvin McDonald, President and Chief Executive Officer, Sears Canada Inc. “When transactions such as this become available, we must evaluate the trading value of a store compared to the value of the proposal, and make the appropriate decision in assessing the best long-term benefit for the Company. In this case, we were presented with an opportunity that gives us a significant financial benefit without changing our plans to improve the business and make Sears more relevant to Canadians.

“While opportunities like this are presented to us occasionally,” continued Mr. McDonald, “our primary focus of creating long-term value for the Company is best approached by implementing our three-year transformation. Over the past year we have undertaken numerous actions to get the basics right, and have worked to transform Sears Canada into a retailer that can run effectively, efficiently and sustainably. Our efforts are beginning to show financial and operational results, and recent results are demonstrating that our trading strategy is starting to work despite a challenging retail environment.

"I am pleased that we are offering all associates in these stores roles within the Company”, added Mr. McDonald. “We appreciate the commitment and dedication that our associates in the two stores have demonstrated, and look forward to finding new homes for them within the Sears family."

Sears has operated in Yorkdale Shopping Centre and Scarborough Town Centre since 1991 and at Square One Shopping Centre since 1973.

About Sears Canada
Sears Canada is a multi-channel retailer with a network that includes 181 corporate stores, 248 Hometown stores, over 1,400 catalogue and online merchandise pick-up locations, 101 Sears Travel offices and a nationwide home maintenance, repair, and installation network. The Company also publishes Canada's most extensive general merchandise catalogue and offers shopping online at www.sears.ca.